Contact

www.linkedin.com/in/mattofak
(LinkedIn)

Top Skills

Python
C
Embedded Software

Languages

English (Native or Bilingual)
Russian (Elementary)

Matthew Walker

Sr Software Engineer at allocortech
Charlottesville

Summary

Experienced Software Engineer with a demonstrated history of working in the aviation and aerospace industry. Skilled in writing embedded, real time, and safety critical software in C and C++. Additional experience in scripting with python, PHP, and javascript and managing compute clusters.

Experience

allocortech
Sr Software Engineer
June 2018 - Present (3 years 11 months)
Charlottesville, Virginia Area

Embedded, realtime, safety critical software and hardware development.

Zee.Aero
Software Engineer
August 2014 - May 2018 (3 years 10 months)
Mountain View, CA

Embedded development in C and C++ for safety critical aircraft avionics.

Kitty Hawk
Sr. Software Engineer
August 2014 - May 2018 (3 years 10 months)

Software test lead and platform owner. Helped develop processes, tools, and documentation for a manned and unmanned aircraft intended to be certified by a regulatory authority.

Wikimedia Foundation
Software Engineer - Fundraising
July 2012 - August 2014 (2 years 2 months)

PHP backend, JavaScript frontend, and Node.JS backend work. PDF rendering, content delivery, and third party integration.

Rockwell Collins

Software Engineer
May 2011 - June 2012 (1 year 2 months)
Warrenton, VA

Integration, qualification, and certification activities on a new aeronautics sensor/guidance platform for a helicopter. This included PowerPC assembly language coding, optimization and custom realtime OS optimization -- all to DO-187B level certification.

Laureate Institute for Brain Research
Informatics Intern
January 2010 - May 2011 (1 year 5 months)

Institute for Information Security
Undergraduate Researcher
October 2009 - January 2011 (1 year 4 months)

NIST
Undergraduate Researcher
May 2009 - August 2009 (4 months)

SURF Intern

Working in a research lab working on silicon single crystal line width standard reference materials. Specifically, large scale atomic simulations looking at roughness as a function of mask geometry and etch temperature; and phyiscal chemistry and metrology to analyze side wall roughness using FE-SEM, HR-TEM, and AFM analysis techniques.

FW Murphy
Summer Intern
May 2008 - August 2008 (4 months)

Coding an ARM7 with C using the Micrium RTOS to enable CAN/J1939 data capture on an existing Murphy device.

Education

University of Tulsa
BS, Electrical Engineering, Computer Science · (2007 - 2011)

AAS